UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission file number: 001-41491

NAYAX LTD.
(Translation of registrant’s name into English)

 Arik Einstein Street, Bldg. B, 1st Floor
Herzliya 4659071, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

EXPLANATORY NOTE

On March 10, 2025, Nayax Ltd. (the “Company”) issued a press release titled “Nayax Announces the Completion of a Notes and Warrants Offering in Israel”. A copy of the press release is enclosed herewith as Exhibit 99.1.

This Form 6-K (including its exhibits) is hereby incorporated by reference into all effective registration statements filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) or with the Israeli Securities Authority (the “ISA”), including without limitation the Company’s Registration Statement on Form S-8 filed with the SEC (File No. 333-267542), the Company’s Registration Statement on Form F-3 filed with the SEC (File Nos. 333-274812) and the Company’s Shelf Prospectus filed with the ISA.

EXHIBIT INDEX

The following exhibits are enclosed as part of this Form 6-K:

Exhibit	Description

99.1	Press Release titled “Nayax Announces the Completion of a Notes and Warrants Offering in Israel” dated March 10, 2025

99.2	Translation of a Summary of the Material Terms of the Notes, as filed with the Israeli Securities Authority on March 10, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAYAX LTD.

By:	/s/ Gal Omer
Name: Gal Omer
Title: Chief Legal Officer

Date: March 10, 2025